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                              June 29, 2023

       Shawn Tabak
       Chief Financial Officer
       Porch Group, Inc.
       411 1st Avenue S., Suite 501
       Seattle, WA 98104

                                                        Re: Porch Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            Form 8-K furnished
May 10, 2023
                                                            File No. 001-39142

       Dear Shawn Tabak:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Measures and Operating Metrics, page 60

   1.                                                   Considering the
significance of the insurance segment to your results, please tell us and in future filings disclose
the key performance metrics you use in managing and evaluating performance of your
insurance operations. In this regard, we note that in your first quarter
                                                        2023 earnings release
you include gross written premiums and premium retention rate as key performance
indicators and disclose the number of policies in the quarterly highlights. Also, in
recent investor presentations you disclose gross loss ratio and annualized revenue per
policy. Regarding such metrics, please tell us and disclose
                                                        whether such metrics
include warranties and are based on only policies directly written by the company. If not,
include additional disclosure to provide sufficient context for the disclosures. Refer to
Item 303(a) of Regulation S-K and SEC Release No. 33-10751.
 Shawn Tabak
Porch Group, Inc.
June 29, 2023
Page 2
Segment Results of Operations, page 74

2. Please revise to remove Total segment adjusted EBITDA (loss). Refer to question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs). Consolidated Financial Statements
Note 17. Segment Information, page 144

3.       Please revise to remove    Corporate and Other    from the
determination of the Total
         segment adjusted EBITDA (loss). In this regard, you disclose that the company has two operating/reportable segments: Vertical Software and Insurance. Refer to paragraphs 50-1 through 50-4 of ASC 280-10-50. Similar concerns apply to the disclosure on page 75.
Form 8-K furnished May 10, 2023

Exhbit 99.1
Non-GAAP Financial Measures, page 7

4.       Please revise your non-GAAP reconciliations to address the following:
             Remove Total segment Adjusted EBITDA (loss) from your segment Adjusted
             EBITDA disclosures. Refer to Question 104.04 of the Non-GAAP
C&DIs.
             Remove "Corporate and Other" from your segment Adjusted EBITDA disclosures as this does not appear to be a reportable segment.
             Start your reconciliation of consolidated Adjusted EBITDA (loss) with the most directly comparable GAAP measure, net loss. Refer to Question 102.10(b) of the
             Non-GAAP C&DIs.
5. We note your disclosure that excluding the $15 million impact from the hardened reinsurance market, Adjusted EBITDA (loss) would have decreased to a loss of approximately $7 million. Please tell us how you arrived at the $15 million adjustment and explain how you considered the guidance in Question 100.04 of the Non-GAAP
         C&DIs when disclosing this presentation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



FirstName LastNameShawn Tabak                                Sincerely,
Comapany NamePorch Group, Inc.
                                                             Division of
Corporation Finance
June 29, 2023 Page 2
FirstName LastName                                           Office of
Technology